February 7, 2007

By EDGAR Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Attention:  Song P. Brandon, Esq.

Re:                               Momenta Pharmaceuticals, Inc.
Registration Statement on Form S-3
File Number 333-140251

Dear Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (“Momenta” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

This Amendment No. 1 is being filed in response to comments contained in a letter dated February 2, 2007 (the “Letter”) from Jeffrey P. Riedler, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission to Craig A. Wheeler, President and Chief Executive Officer of Momenta.

The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  The Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 1.

Confidential Treatment Requests

1.                                       We will be monitoring your registration statement for resolution of your pending confidential treatment requests.  All comments will need to be fully resolved before we take final action on the registration statement.

Response:                                        The Company acknowledges that the Staff will not consider a request for acceleration of the Registration Statement until all confidential treatment issues have been resolved.

Risk Factors, page 2

2.                                       Please revise this section to provide a specific Exchange Act document, including the page number within that document where the investor may obtain disclosure related to your risk factor discussion, or in the alternative, you may revise your S-3 to include discussion of all the risk factors that you are referring to in this section.

Response:                                        The Company has added the requested disclosure on page 2 of Amendment No. 1 in response to the Staff’s comment.

*      *      *      *

We hope that the above responses will be acceptable to the Staff.  If you have any questions or comments regarding Amendment No. 1 or the foregoing, please telephone either the undersigned at the telephone number indicated above, or Philip P. Rossetti of this firm at (617) 526-6000.  Thank you for your time and attention.

Sincerely,

/s/  Tod K. Reichert

Tod K. Reichert

TKR:sff
Enclosures

cc:                                 Securities and Exchange Commission
      Jeffrey P. Riedler
Momenta Pharmaceuticals, Inc.
      Craig A. Wheeler
      Lisa Carron Shmerling, Esq.